Exhibit 21.1

LIST OF SUBSIDIARIES OF COACH, INC.

1.	Coach Services, Inc. (Maryland)

2.	504-514 West 34th Street Corp. (Maryland)

3.	Coach Leatherware International, Inc. (Delaware)

4.	Coach Stores Puerto Rico, Inc. (Delaware)

5.	Coach Japan Investments, Inc. (Delaware)

6.	516 West 34th Street LLC (Delaware)

7.	Coach Stores Canada Inc. (Canada)

8.	Coach International Holdings, Inc. (Cayman Islands)

9.	Coach Consulting (Shenzhen) Co. Limited (China)

10.	Coach Shanghai Limited (China)

11.	Coach International Limited (Hong Kong)

12.	Coach Manufacturing Limited (Hong Kong)

13.	Coach Hong Kong Limited (Hong Kong)

14.	Coach Europe Services S.r.l. (Italy)

15.	Coach Italy Services S.r.l. (Italy)

16.	Coach Japan, LLC (Japan)

17.	Coach Korea Limited (Korea)

18.	Coach Leatherware India Private Limited (India)